Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

LiveRamp Holdings, Inc.

We hereby consent to the incorporation by reference in the Registration Statements (Nos. 333-57470, 333-136919, 333-158005, 333-221162 and 333-223520) on Form S-8 of LiveRamp Holdings, Inc. of our report dated June 26, 2024, with respect to the statements of net assets available for benefits of LiveRamp Holdings, Inc. Retirement Savings Plan, as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2023, which is included in the December 31, 2023, Annual Report on Form 11-K of the LiveRamp Holdings, Inc. Retirement Savings Plan.

/s/ FORVIS MAZARS, LLP

Rogers, Arkansas

June 26, 2024